Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: March 18, 2019

First Data Corporation

225 Liberty Street, 29th Floor

New York, New York 10281

NOTICE OF ACTION BY WRITTEN CONSENT OF STOCKHOLDERS AND APPRAISAL RIGHTS

March 18, 2019

To the Class B Stockholders of First Data Corporation:

Notice of Action by Written Consent

First Data Corporation, a Delaware corporation (“First Data”), hereby gives notice that its stockholders, acting by written consent in lieu of a meeting pursuant to Section 228 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), have approved:

(i)

the adoption of the Agreement and Plan of Merger, dated as of January 16, 2019 (the “Merger Agreement”), by and among First Data, Fiserv, Inc., a Wisconsin corporation (“Fiserv”) and 300 Holdings, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into First Data (the “Merger”), with First Data surviving the Merger as a direct, wholly owned subsidiary of Fiserv (the “Merger Proposal”); and

(ii)	the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be made to First Data’s named executive officers in connection with the Merger, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain First Data Directors and Executive Officers in the Merger” beginning on page 132 of the Joint Proxy and Consent Solicitation Statement/Prospectus, dated March 14, 2019, which is part of the Registration Statement on Form S-4 (No. 333-229689) of Fiserv are hereby APPROVED.”

First Data has received written consents in favor of the adoption of the Merger Agreement and the adoption of the resolution regarding certain Merger-related executive officer compensation payments that will or may be made to First Data’s named executive officers in connection with the Merger from the holders of a majority of the total aggregate voting power of the shares of Class A common stock of First Data, par value $0.01 per share (“First Data Class A Common Stock”), and Class B common stock of First Data, par value $0.01 per share (“First Data Class B Common Stock” and, together with First Data Class A Common Stock, the “First Data Common Stock”), voting together as a single class, as of the record date of March 11, 2019, constituting the requisite approval of these matters by First Data’s stockholders under the DGCL. All previously delivered written consents of First Data’s stockholders therefore have become irrevocable.

At the effective time of the Merger (the “Effective Time”), each share of First Data Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.303 of a share of common stock of Fiserv, par value $0.01 per share (“Fiserv Common Stock”), on the terms and subject to the conditions set forth in the Merger Agreement, including the closing of the Merger (the “Merger Consideration”).

The shares of Fiserv Common Stock to be issued in the Merger will be listed on the NASDAQ Global Select Market under the symbol “FISV.” The closing of the Merger remains subject to the satisfaction or waiver of customary closing conditions.

Notice of Appraisal Rights

First Data hereby gives notice pursuant to Section 262(d)(2) of the DGCL that each holder of First Data Class B Common Stock, except for New Omaha Holdings L.P., a Delaware limited partnership (“New Omaha”), is entitled to dissenters’ rights or appraisal rights under Delaware law in connection with the Merger.

New Omaha has irrevocably and unconditionally waived, and agreed not to exercise, any appraisal rights (including under Section 262 of the DGCL), any dissenters’ rights and any similar rights relating to the Merger that New Omaha may directly or indirectly have by virtue of the ownership of First Data Common Stock, to the full extent permitted by law pursuant to that certain Voting and Support Agreement, dated as of January 16, 2019, by and between Fiserv and New Omaha. Therefore, references to holders of First Data Class B Common Stock in the context of appraisal rights in this notice do not include New Omaha.

Pursuant to Section 262 of the DGCL, a holder of record of First Data Class B Common Stock who did not consent to the adoption of the Merger Agreement and who follows the procedures set forth in Section 262 of the DGCL has the right to seek appraisal of his, her or its shares of First Data Class B Common Stock and to receive payment in cash of the judicially determined fair value of his, her or its shares of First Data Class B Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount judicially determined to be the fair value of such shares of First Data Class B Common Stock. These rights are known as appraisal rights. The “fair value” of such shares of First Data Class B Common Stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the Merger Consideration that a holder of record of First Data Class B Common Stock is otherwise entitled to receive for the same number of shares of First Data Class B Common Stock under the terms of the Merger Agreement. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A holder of record of First Data Class B Common Stock who wishes to exercise appraisal rights, or preserve the ability to do so, must have not delivered a signed written consent consenting to the Merger Proposal, or a signed written consent without indicating a decision on the Merger Proposal. Any signed written consent returned without indicating a decision on the Merger Proposal was considered as consenting to the Merger Proposal.

The information in this notice is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a holder of record of First Data Class B Common Stock must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex A to this notice. A holder of record of First Data Class B Common Stock intending to exercise his, her or its appraisal rights should carefully review Annex A to this notice in its entirety. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL may result in loss of appraisal rights.

The information in this notice is intended only as a brief summary of the certain information related to the Merger. This summary, however, is not a complete statement of all relevant information related to the Merger, and is qualified in its entirety by reference to the Joint Proxy and Consent Solicitation Statement/Prospectus, dated March 14, 2019, which is part of the Registration Statement on Form S-4 (No. 333-229689) of Fiserv, which is enclosed as Annex B to this notice.

The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that holders of record of First Data Class B Common Stock exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “you” are to the holders of record of First Data Class B Common Stock immediately prior to the Merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of First Data Class B Common Stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

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Notice of Appraisal Rights

Section 262 of the DGCL requires that, where a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter must notify each of its stockholders who is entitled to appraisal rights that the merger has been approved and that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL. This is the notice of your appraisal rights pursuant to Section 262 of the DGCL.

How to Preserve, Exercise and Perfect Your Appraisal Rights

If you desire to exercise your appraisal rights, you must mail or deliver to First Data or the surviving corporation, as applicable, at the address below, a written demand for appraisal of your shares of First Data Class B Common Stock within 20 days after the date of the mailing of this notice.

First Data Corporation

Attention: Investor Relations

225 Liberty Street, 29th Floor

New York, New York 10281

Because the Effective Time is not yet known, either (i) First Data shall send a second notice before the Effective Time notifying each of the holders that are entitled to appraisal rights of the Effective Time or (ii) the surviving corporation shall send such second notice to all such holders on or within 10 days after the Effective Time; provided, however, that, if such second notice is sent more than 20 days following this notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holders’ shares in accordance with Section 262.

A holder of record of First Data Class B Common Stock wishing to exercise appraisal rights must hold of record the shares of First Data Class B Common Stock on the date the written demand for appraisal is made and must continue to hold of record the shares of First Data Class B Common Stock through the Effective Time. Appraisal rights will be lost if your shares of First Data Class B Common Stock are transferred prior to Effective Time. If you are not the stockholder of record and you wish to exercise appraisal rights, you should contact your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If you and/or the record holder of your shares of First Data Class B Common Stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the Merger closes, you (assuming that you hold your shares through the Merger) will be entitled to receive payment for your shares of First Data Class B Common Stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of First Data Class B Common Stock.

To satisfy Section 262 of the DGCL, a demand for appraisal must reasonably inform First Data or the surviving corporation, as applicable, of the identity of the holder of record of First Data Class B Common Stock and his, her or its intent to seek appraisal rights. The demand cannot be made by the beneficial owner of shares of First Data Class B Common Stock if such beneficial owner is not also the record holder of the shares of First Data Class B Common Stock. The beneficial owner of shares of First Data Class B Common Stock must, in such cases, have the holder of record of such shares of First Data Class B Common Stock submit the required demand in respect of such shares.

If the shares of First Data Class B Common Stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a holder of record of First Data Class B Common Stock; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or

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holders. A record holder, who holds shares of First Data Class B Common Stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of First Data Class B Common Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of First Data Class B Common Stock as to which appraisal is sought. Where no number of shares of First Data Class B Common Stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of First Data Class B Common Stock held in the name of the record holder.

How to Withdraw Your Appraisal Rights

At any time within 60 days after the Effective Time, any holder of record of First Data Class B Common Stock who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the Merger Consideration specified in the Merger Agreement for his, her or its shares of First Data Class B Common Stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of the surviving corporation. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the Effective Time, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any holder of record of First Data Class B Common Stock without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration for his, her or its shares of First Data Class B Common Stock.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, either the surviving corporation or any holder of record of First Data Class B Common Stock who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of First Data Class B Common Stock held by all holders of First Data Class B Common Stock entitled to appraisal. Upon the filing of such a petition by a holder of record of First Data Class B Common Stock, service of a copy of such petition will be made upon the surviving corporation. The surviving corporation has no present intent to file such a petition and has no obligation to cause such a petition to be filed, and holders of record of First Data Class B Common Stock should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of a holder of record of First Data Class B Common Stock to initiate all necessary action to perfect appraisal rights in respect of shares of First Data Class B Common Stock within the time prescribed in Section 262 and the failure of a holder of record of First Data Class B Common Stock to file such a petition within the period specified could result in a loss of such holder of First Data Class B Common Stock’s appraisal rights. In addition, within 120 days after the Effective Time, any holder of record of First Data Class B Common Stock who has properly asserted appraisal rights under Section 262 of the DGCL, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of First Data Class B Common Stock for which a written consent approving the Merger Proposal was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of First Data Class B Common Stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

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If a petition for appraisal is duly filed by a holder of record of First Data Class B Common Stock and a copy of the petition is served upon the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of record of First Data Class B Common Stock who have demanded an appraisal of their shares of First Data Class B Common Stock and with whom agreements as to the value of their shares of First Data Class B Common Stock have not been reached. After notice to holders of record of First Data Class B Common Stock who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court of Chancery may require holders of record of First Data Class B Common Stock who have demanded payment for their shares of First Data Class B Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any holder of record of First Data Class B Common Stock fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that holder of record of First Data Class B Common Stock.

Section 262 of the DGCL provides that, if, immediately before a transaction such as the Merger, the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Chancery Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the issued and outstanding shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million. Because shares of the First Data Class B Common Stock are not listed on any national securities exchange, this provision will not be applicable in respect thereof.

Determination of Fair Value

After determination of the holders of record of First Data Class B Common Stock entitled to appraisal of their shares of First Data Class B Common Stock, the Delaware Court of Chancery will appraise the shares of First Data Class B Common Stock, determining their fair value as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount judicially determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those holders of record of First Data Class B Common Stock of the First Data stock certificates representing their shares of First Data Class B Common Stock. Unless the court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and holders of record of First Data Class B Common Stock should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, neither First Data nor Fiserv anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and First Data and Fiserv reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of First Data Class B Common Stock is less than the per share Merger Consideration.

In determining “fair value,” the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air

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price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Other Considerations

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the holders of record of First Data Class B Common Stock participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each holder of record of First Data Class B Common Stock seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of a holder of record of First Data Class B Common Stock, the Delaware Court of Chancery could order all or a portion of the expenses incurred by any holder of record of First Data Class B Common Stock in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of First Data Class B Common Stock entitled to appraisal.

Any holder of record of First Data Class B Common Stock who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such shares of First Data Class B Common Stock subject to that demand for any purpose or to receive payments of dividends with respect to such shares of First Data Class B Common Stock, other than with respect to payments as of a record date prior to the Effective Time. However, if no petition for appraisal is filed within 120 days after the Effective Time, or if a holder of record of First Data Class B Common Stock otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that holder of record of First Data Class B Common Stock to appraisal will cease and that holder of record of First Data Class B Common Stock will only be entitled to receive the Merger Consideration for his, her or its shares of First Data Class B Common Stock pursuant to the Merger Agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of record of First Data Class B Common Stock who may wish to pursue appraisal rights should consult their legal counsel and financial advisor. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the Merger. In connection with the Merger, Fiserv filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-229689)

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that includes a Joint Proxy and Consent Solicitation Statement of First Data and Fiserv and a Prospectus of Fiserv, as well as other relevant documents regarding the Merger. The Registration Statement, as amended, was declared effective by the SEC on March 14, 2019. First Data and Fiserv commenced mailing the definitive Joint Proxy and Consent Solicitation Statement/Prospectus to First Data stockholders and Fiserv shareholders on or about March 14, 2019. This communication is not a substitute for the Registration Statement, the Joint Proxy and Consent Solicitation Statement of First Data and Fiserv, the Prospectus of Fiserv or any other document that either or both of First Data or Fiserv or any of their respective affiliates may file with the SEC or make available, respectively, to First Data stockholders or Fiserv shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

A free copy of the Joint Proxy and Consent Solicitation Statement/Prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the Joint Proxy and Consent Solicitation Statement/Prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, Atlanta, GA 30342, by calling 212-266-3565 or by sending an e-mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive, Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com.

First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the Merger. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy and Consent Solicitation Statement/Prospectus regarding the Merger. Free copies of this document may be obtained as described in the preceding paragraph.

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ANNEX A

General Corporation Law of the State of Delaware—Section 262

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1%

of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX B

Joint Proxy and Consent Solicitation Statement/Prospectus

Please refer to the enclosed Joint Proxy and Consent Solicitation Statement/Prospectus, dated March 14, 2019, which is part of the Registration Statement on Form S-4 (No. 333-229689) of Fiserv.